[Letterhead of Imaging Diagnostic Systems, Inc.]

April 27, 2010

VIA EDGAR AND UPS Next Day

Dennis C. Hult, Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:Imaging Diagnostic Systems, Inc.
Form 10-K for the fiscal year ended June 30, 2009
Filed October 13, 2009
File No.  0-26028

Dear Mr. Hult:

In connection with the filing of the above-captioned Form 10-K for the fiscal year ended June 30, 2009 on behalf of Imaging Diagnostic Systems, Inc. (“IDSI” or the “Company”), we are providing a supplementary response as follow-up to your comments set forth in two telephone conversations with Allan L. Schwartz, Executive Vice President and Chief Financial Officer of the Company subsequent to your letter dated March 16, 2010 and our response dated April 1, 2010.  This letter has also been filed with the Commission as correspondence via EDGAR earlier today.

Form 10-K for the Fiscal Year Ended June 30, 2009

Reports of Independent Registered Public Accounting Firm, page 48

1.
We see from language in the scope paragraph herein that Sherb & Co. LLP has audited the Company’s statements of operations, stockholders’ equity (deficit), and cash flows for each of the years ended June 30, 2009, 2008, 2007 and for the period December 10, 1993 (date of inception) to June 30, 2009.  We also see Sherb & Co. LLP’s audit of the financial statements for the period December 10, 1993 (date of inception) to June 30, 2005 is based on their reliance on the work of another auditor, that the other auditors’ report has been furnished to them and that their opinion, insofar as it relates to amounts included for such period, is based solely on the report of such other auditor.  Note that while the PCAOB AU Section 543 does not require a principal auditor to make reference to another auditor’s report for a period to which the principal auditor takes responsibility, if reference is made to the other auditor’s report.  Rule 2-05 of Regulation S-X requires you to file the separate report of the other accountant.  Since this audit report references another auditor’s report and there are no audit reports from other auditors in the filing, tell us why you did not file the other auditor’s report that Sherb & Co. LLP references in their audit report.

Dennis C. Hult, Staff Accountant
Securities and Exchange Commission
April 27, 2010

As a result of our discussion and resolve of comment number 1, we will, in future filings, label those columns on the Statement of Operations and Cash Flows, From Inception (December 10. 1993) columns and the Statement of Stockholders’ Equity June 30, 2005 and prior with an asterisk to cross reference those columns to our development stage footnote to our financial statements that states the numbers presented are unaudited in future filings and to explain those specific portions.

We asked our independent registered public accounting firm, Sherb & Co., LLP, (“Sherb”) to provide us with a proposed draft of their audit report to refer to applicable data moving forward in time and to state in their scope paragraph that they do not take any responsibility for the numbers presented by our prior auditor from 1993 to 2005.  In this regard, their draft report is attached as Exhibit A.

Statements of Operations, page 50

2.
We refer to the gain on the sale of fixed assets, which appears to be the recognized gain from the sale of your Plantation, Florida commercial building.  In future filings, please present the gain on sale of property used in operations as a component of your operating loss rather than as a non-operating item or tell us why you do not believe classification of this gain as a component of operating loss is required by U.S. GAAP.  Refer to the guidance at FASB ASC Topic 360-10-45-5.

We have reviewed the guidance provided in FASB ASC Topic 360-10-45-5 and have determined that the gain on the sale of our Plantation, Florida property should be presented in the income section of our Statement of Operations.  We will, in future filings, present this gain as a line item reflecting the gain as an operating item.

Should you have any further questions or comments in regard to this letter or require any further information, please feel free to call me at (954) 581-9800 ext 224.

Sincerely,

Imaging Diagnostic Systems, Inc.

/s/ Allan L. Schwartz

Allan L. Schwartz
Executive Vice President & CFO

Dennis C. Hult, Staff Accountant
Securities and Exchange Commission
April 27, 2010

EXHIBIT A

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Imaging Diagnostic Systems, Inc.

We have audited the accompanying balance sheets of Imaging Diagnostic Systems, Inc. (A Development Stage Enterprise) as of June 30, 2010 and 2009, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years ended June 30, 2010, 2009, 2008 and for the period July 1, 2005 to June 30, 2010. We did not audit the period beginning December 10, 1993 ( inception ) to June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2010 and 2009, and the results of its operations and cash flows for each of the years then ended June 30, 2010, 2009 and 2008 and for the period July 1, 2005 to June 30, 2010 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that Imaging Diagnostic Systems, Inc. will continue as a going concern.  As more fully described in Note X, the Company has incurred recurring operating losses and will have to obtain additional capital to sustain operations.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note X.  The accompanying financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Imaging Diagnostic Systems, Inc.’s internal control over financial reporting as of June 30, 2010 and 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated XXXXXXXXXXX expressed an unqualified opinion on management’s assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/  xxxxxxxxxxx

Certified Public Accountants

Boca Raton, Florida

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